April 8, 2019

Destiny Aigbe
Chief Financial Officer
GD Acquisition Group, Inc.
8 The Green Suite A
Dover, DE 19901

       Re: GD Acquisition Group, Inc.
           Registration Statement on Form 10-12G
           Filed March 11, 2019
           File No. 0-56034

Dear Mr. Aigbe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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